EXHIBIT 99.1

COMPLEMENT TO AND RECTIFICATION OF ANNOUNCEMENT

PUBLIC TENDER OFFER

IN ACCORDANCE WITH ARTICLE 198-5 OF LAW 18,045

CORPBANCA

Program to purchase shares issued by CorpBanca (the “Share Repurchase Program”)

In conformity with Ordinance 12,259 of the Superintendency of Securities and Insurance dated May 9, 2008, the announcement published on April 29, 2008, in the Chilean newspapers La Tercera and Diario Financiero is rectified as follows:

1)	In point IV, number 4, the effective period of the Offer is modified, extending it until 12:00 am (midnight) on May 29, 2008.

2)	In point IV, number 6, the reference “Title II” is replace by “Section B, number 2”.

3)	In point VI, in order to comply with Article 212 of Law 18,045, number 5 is replaced by the following text:

“Shares not purchased because they do not comply with the terms and conditions of this Offer, whether because the Offer was revoked or declared a failure or because the number of shares comprised in the Offer acceptances were greater than the quantity of shares offered to be purchased, will be at the disposition of their respective shareholders immediately once the process of registering the shares in CorpBanca’s Shareholder Registry has concluded, as appropriate, without producing any type of right to indemnity, payment or reimbursement for the shareholder that had accepted the Offer nor any obligation or responsibility for the Offeror, its mandataries, agents, advisors or representatives.”

4)	In point X at the end, in order to complement the places where information can be obtained, after the word “stockbroker”, the period is replaced by a comma and the following phrase is added: “and at the address and webpage of the Superintendency of Securities and Insurance, www.svs.cl.”

CorpBanca